Exhibit 99.1

Compliance With Nasdaq Periodic Filing Requirement

Singapore, March 24, 2026 (GLOBE NEWSWIRE) — Basel Medical Group Ltd (Nasdaq: BMGL) (the “Company”) today announced that it has received notification from Nasdaq that based on the Company’s amended annual report on Form 20-F for the fiscal year of 2025, which was filed with the SEC on March 13, 2026, Nasdaq Staff has now determined that the Company has complied with the periodic filing requirement for The Nasdaq Stock Market under Listing Rule 5250(c)(1) (the “Periodic Filing Rule”). Accordingly, the prior deficiency relating to the Periodic Filing Rule has now been resolved.

About Basel Medical Group Ltd

Basel Medical is a Singapore-based provider of orthopedic and trauma services, sports medicine, orthopedic procedures and surgery, as well as neurosurgical treatments, executive health screening services, occupational medicine, rehabilitation, mental and women’s health and general medical practices. Our operations are based in Singapore, with our clinics being located at Suntec City Mall, Macpherson Road, Toa Payoh, Margaret Drive, Tampines, Gateway East and Gleneagles Medical Centre. Over the last 20 years, our group has forged strong and lasting relationships with a large base of corporations, particularly those in the construction, marine and oil & gas industries, which underpin our robust business model. As an medical service provider in Singapore with a track record of over 20 years, we are well-positioned to ride the wave of growth opportunities in the private healthcare industry in Singapore and across Southeast Asia driven by ageing populations, rising income levels, increasing private insurance coverage, increasing expenditure on healthcare, growing sports participation rate and Singapore’s position as a premium destination for healthcare services in Asia. Our management and medical practitioner team comprises a roster of orthopedic and neurosurgery specialists, general practitioners, corporate finance and healthcare partnership specialists. Basel Medical Group Ltd serves as the holding company of our group and we conduct our operations through our operating subsidiaries based in Singapore. For more information, please visit the Company’s website: www.baselmedical.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, which involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

Media Contact:

Basel Medical Group Ltd

+65 6291 9188

contact@baselmedical.com

www.baselmedical.com